UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On July 31, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that the Company entered into an extension of the forbearance agreements it had entered into on March 2, 2009 with certain holders of the Company’s 9.25% Senior Notes due 2011 and with the lenders under its Purchase Money Loan Facility. A copy of the press release and the renewal of forbearance agreement are attached as Exhibits 99.1 to 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: July 31, 2009
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated July 31, 2009, announcing that the Company entered into an extension of forbearance agreement it had entered into on March 2, 2009 with certain holders of the Company’s 9.25% Senior Notes due 2011 and with the lender under its Purchase Money Loan Facility.

99.2	Renewal of the forbearance agreement

Exhibit 99.1

ASAT Holdings Limited Announces Additional

Forbearance Period Through August 30, 2009

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – July 31, 2009 – ASAT Holdings Limited (OTCBB: ASTTY) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced it has received an Extension of Forbearance Period under the Forbearance Agreements dated as of March 2, 2009 (the ‘Forbearance Agreements’) with certain of the Noteholders under the 9.25% Senior Notes due 2011 issued by New ASAT (Finance) Limited (the “Notes”) and the lenders (the ‘PMLA Lenders’) under the Purchase Money Loan Facility (the ‘PMLA’). The extended duration of the Forbearance Agreements is for an additional period of 30 consecutive days, commencing on July 31, 2009 and expiring on August 30, 2009 (“Additional Forbearance Period”). The same terms and conditions of the original Forbearance Period will stay in effect for the Additional Forbearance Period, except that the definition of ‘Specified Defaults’ has been expanded to include the failures to pay interest on the Notes on August 1, 2009 and to pay interest on the PMLA on June 30, 2009.

Under the terms of the Forbearance Agreements, the Noteholders and PMLA Lenders agree to forbear from exercising their rights and remedies against the Company with respect to certain designated defaults until after August 30, 2009, subject to certain early termination events. For further details regarding the terms of the Forbearance Agreements, see ASAT Holdings’ report on Form 6-K dated March 2, 2009 furnished to the Securities and Exchange Commission and available at www.sec.gov.

Rescheduling of Court Date

As previously announced on July 1, 2009 the Company has reached an agreement in principle with a majority of its creditors on the terms of a consensual financial restructuring (the “Restructuring”) of the obligations of New ASAT (Finance) Limited under the Notes and the Company under the PMLA.

The restructuring of the Notes will be implemented through a creditor scheme of arrangement in the Cayman Islands courts. The first court hearing, which was originally planned for July 30, 2009, has been rescheduled. The Company has reapplied for a court date in August and will announce the new date once it becomes available.

“With an agreement in principal with the majority of our holders in place we are now working towards getting the scheme approved and sanctioned by the court as quickly as possible,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expectations regarding the Restructuring, its timing and our continuation as a going concern, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: whether the ability of the Company and its shareholders, noteholders, and other lenders to agree to and effectively implement a debt restructuring plan that will materially improve its capital structure and financial flexibility in a timely manner or at all; the risk that the Company may not be able to continue as a going concern if such a plan is not so implemented and that its operations may be materially adversely affected during or after its discussions with noteholders if, for example, its customers and/or suppliers determine that the Company presents credit or supply risks; the Company’s ability to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations and to service its outstanding debt obligations (including, without limitation, its payments obligations under its 9.25% Senior Notes), particularly in light of the current global economic downturn and credit crisis; the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

Exhibit 99.2

July 31, 2009

TO:	(1)	New ASAT (Finance) Limited as the Issuer
	(2)	ASAT Holdings Limited as a Guarantor
	(3)	ASAT Limited as a Guarantor
	(4)	ASAT, Inc. as a Guarantor
	(5)	Timerson Limited as a Guarantor
	(6)	ASAT (Cayman) Limited as a Guarantor

RE:	Extension of Forbearance Period and Amendment of Certain Terms of the Forbearance Agreement dated as of March 2, 2009 (“Forbearance Agreement”), between the parties listed above and certain holders of Notes (as defined therein).

Dear Sirs:

Any capitalized terms used and not otherwise defined in this letter (“Letter”) shall have the respective meanings ascribed to them in the Forbearance Agreement.

Additional Forbearance Period

Pursuant to Section 5 of the Forbearance Agreement, the undersigned Consenting Holders hereby elect to extend, on the same terms and conditions of the Forbearance Agreement, the duration of the forbearance and standstill provided for in the Forbearance Agreement for an additional period of 30 consecutive days, commencing at 7:01 pm (New York City time) on July 31, 2009 and expiring at 7:00 pm (New York City time) on August 30, 2009 (“Additional Forbearance Period”). For the avoidance of doubt, the Additional Forbearance Period hereunder shall constitute an “Additional Forbearance Period” for all purposes under the Forbearance Agreement.

Notwithstanding anything herein to the contrary, the Additional Forbearance Period shall not be deemed to have commenced or taken effect until the letter in the form attached at Exhibit A hereto shall have been duly executed and delivered by the “Instructing Lenders” (as such term is defined in the PMLA Lender Forbearance Commitment). The undersigned Consenting Holders hereby agree to the amendments to the PMLA Lender Forbearance Commitment specified under such letter.

Specified Defaults

During the Additional Forbearance Period, the Issuer anticipates that an Event of Default will occur under Section 6.1(1) of the Indenture as a result of (i) the failure of the Issuer to pay interest on the Notes due and payable on August 1, 2009 and (ii) the continuance of such failure to pay without cure for a period of thirty consecutive days (the “August Interest Payment Default”). Further, ASAT Holdings and the Issuer have failed to deliver quarterly financial statements and related reports in respect of the quarters ended April 30, 2009 and July 31, 2009 in accordance with Sections 4.8 and 4.13(1)(a) of the Indenture (the “Financial Statement Delivery Defaults”, and together with the August Interest Payment Default, the “Recent Defaults”). As such, the undersigned Consenting Holders agree that the definition of “Specified Defaults” under the Forbearance Agreement shall be hereby amended to include the Recent Defaults such that the Recent Defaults will be subject to the forbearance and standstill provided for in the Forbearance Agreement.

Except as expressly provided under this Letter, this Letter does not and shall not be deemed to amend any other terms of the Forbearance Agreement, which shall continue to remain in full force and effect. The execution, delivery and effectiveness of this Letter shall not, except as expressly provided herein, operate as a waiver of any Existing Creditor Rights of any Consenting Holder, nor constitute a waiver of any provision of the Forbearance Agreement or any Credit Documents.

This Letter shall be governed by, and construed in accordance with, the laws of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

This Letter may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. This Letter shall be deemed effective as of the date first set forth above.

(Remainder of page intentionally left blank)

CONSENTING HOLDER:

By:
Name:
Title:

CONSENTING HOLDER:

By:
Name:
Title:

Exhibit A

Form of PMLA Forbearance Period Extension Letter

July 31, 2009

TO:	(1)	ASAT Holdings Limited as Borrower
	(2)	ASAT Limited as a Guarantor
	(3)	ASAT, Inc. as a Guarantor
	(4)	Timerson Limited as a Guarantor
	(5)	ASAT (Cayman) Limited as a Guarantor

RE:	Extension of Forbearance Period and Amendment of Certain Terms of the Purchase Money Loan Forbearance Agreement dated as of March 2, 2009 (“Forbearance Agreement”), between the parties listed above and certain Lenders (as defined therein).

Dear Sirs:

Any capitalized terms used and not otherwise defined in this letter (“Letter”) shall have the respective meanings ascribed to them in the Forbearance Agreement.

Additional Forbearance Period

Pursuant to Section 5 of the Forbearance Agreement, the undersigned Lenders hereby elect to extend, on the same terms and conditions of the Forbearance Agreement, the duration of the forbearance and standstill provided for in the Forbearance Agreement for an additional period of 30 consecutive days, commencing at 7:01 pm (New York City time) on July 31, 2009 and expiring at 7:00 pm (New York City time) on August 30, 2009 (“Additional Forbearance Period”). For the avoidance of doubt, the Additional Forbearance Period hereunder shall constitute an “Additional Forbearance Period” for all purposes under the Forbearance Agreement.

Notwithstanding anything herein to the contrary, the Additional Forbearance Period shall not be deemed to have commenced or taken effect until the letter in the form attached at Exhibit A hereto shall have been duly executed and delivered by the “Instructing Holders” (as such term is defined in the Notes Forbearance Agreement). The undersigned Lenders hereby agree to the amendments to the Notes Forbearance Agreement specified under such letter.

Specified Defaults

The Borrower has failed to (i) pay the interest payment on the Purchase Money Loan due and payable on June 30, 2009 (the “June Interest Payment Default”), and (ii) comply with the provisions specified under Sections 4.5(a)(ii) and 4.5(b) of the PMLA and Sections 5.1(a)(ii) and 5.1(b) of the Securities Purchase Agreement in respect of the delivery of quarterly financial statements for the quarters ended April 30, 2009 and July 31, 2009 (the “Financial Statement Delivery Defaults”, and together with the June Interest Payment Default, the “Recent Defaults”). As such, the undersigned Lenders agree that the definition of “Specified Defaults” under the Forbearance Agreement shall be hereby amended to include the Recent Defaults such that the Recent Defaults will be subject to the forbearance and standstill provided for in the Forbearance Agreement.

Except as expressly provided under this Letter, this Letter does not and shall not be deemed to amend any other terms of the Forbearance Agreement, which shall continue to remain in full force and effect. The execution, delivery and effectiveness of this Letter shall not, except as expressly provided herein, operate as a waiver of any Existing Creditor Rights of any Lender, nor constitute a waiver of any provision of the Forbearance Agreement or any Credit Documents.

This Letter shall be governed by, and construed in accordance with, the laws of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

This Letter may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. This Letter shall be deemed effective as of the date first set forth above.

Sincerely,

LENDER:	[NAME OF ENTITY]

By:
Name:
Title:

Exhibit A to PMLA Forbearance Period Extension Letter

Form of Notes Forbearance Period Extension Letter